UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended March 31, 2004

OR

(   )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____ to ____.

Commission File No. 0-23832

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:

PSS WORLD MEDICAL, INC. SAVINGS PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PSS WORLD MEDICAL, INC.

4345 Southpoint Boulevard
Jacksonville, Florida 32216

REQUIRED INFORMATION

The PSS World Medical, Inc. Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

March 31, 2004 and 2003

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)	9-10

Signature	11

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
PSS World Medical, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PSS World Medical, Inc. Savings Plan as of March 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended March 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PSS World Medical, Inc. Savings Plan as of March 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended March 31, 2004, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of March 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Jacksonville, Florida
August 18, 2004

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

March 31, 2004 and 2003

	2004	2003
Assets:

Investments, at fair value	$76,338,204	$52,132,056

Receivables:
Employer contribution	20,551	15,306
Other	222,969	9,405

Total receivables	243,520	24,711

Total Assets	76,581,724

Liabilities:
Other	$234,109	--

Net assets available for benefits	$76,347,615	$52,156,767

See accompanying notes to financial statements.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended March 31, 2004

Additions to net assets available for benefits:
Dividends and interest income	$203,470

Contributions:
Participant	6,231,154
Employer	863,612
Rollovers from qualified plans	746,922

Total contributions	7,841,688

Net appreciation in fair value of investments	23,444,038

Total additions	31,489,196

Deductions from net assets available for benefits:
Benefits paid to participants	(7,279,423)
Administrative expenses	(18,925)

Total deductions	(7,298,348)

Net increase	24,190,848

Net assets available for benefits:
Beginning of year	52,156,767

End of year	$76,347,615

See accompanying notes to financial statements.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Notes to Financial Statements

March 31, 2004 and 2003

(1)     Description of Plan

The following description of the PSS World Medical, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the summary plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of PSS World Medical, Inc. and its subsidiaries (the “Company” or “employer”). The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”) and includes a qualified deferred arrangement, as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan also has the features of an employee stock ownership plan (“ESOP”), whereby employee and employer contributions can be invested in PSS World Medical, Inc. common stock (the “Company’s stock”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (“ERISA”), as amended.

(b)	Plan Administration

Effective August 1, 2002, the record keeping and trustee responsibilities were transferred to ABN AMRO Trust Services Company (“Trustee”). The share accounting method used in the PSS World Medical, Inc. Stock Fund was changed to unitized accounting as the Plan was converted to a unitized stock fund.

The Company sold its Diagnostic Imaging (“DI”) subsidiary on November 18, 2002, which was deemed a partial plan termination. Employees of DI were not allowed to make further elective contributions and their benefits became 100% vested as of November 18, 2002.

(c)	Eligibility

Effective October 1, 2003, any employee of the Company is eligible to participate in the Plan upon completing 30 days of service. Plan entry dates are the first day of each month within the Plan year.

(d)	Contributions

The Plan is funded through voluntary employee salary deferrals and employer contributions. Participants can elect to defer up to 85% but not less than 1% of compensation, as defined by the Plan and as limited by requirements of the IRC. Participants who have attained age 50 before the close of the Plan Year are eligible to make an additional elective deferral contribution. Participant elective contributions are invested by the Trustee in the investment options (mainly mutual funds and employer securities) as directed by the participant. Effective August 1, 2002, the Plan was amended to allow participants to make elective contributions from bonuses.

The Company may make the following types of contributions: (i) supplemental ESOP matching contributions, (ii) ESOP matching contributions, (iii) non-ESOP matching contributions, (iv) ESOP employer contributions, and (v) qualified nonelective contributions.

Supplemental ESOP Matching Contributions: If participants direct the investment of their elective contributions to the Unencumbered Company Stock Fund (participant-directed), the Plan may use the elective contributions to make payments on any loans outstanding if the Plan has purchased Company stock with borrowed funds. When loan repayments are made, shares of the Company’s stock are released from a special account within the Plan. The number of shares released is determined under federal laws governing the administration of ESOPs. The number of shares released is not directly related to the current fair market value of the Company’s stock. For that reason, the Company may purchase additional shares of the Company’s stock that are at least equal to the number of shares that would be purchased with the participant’s elective contributions if the shares were acquired at fair market value on the open market (“Supplemental ESOP Matching Contribution”). Any additional shares purchased as a result of the Supplemental ESOP Matching Contribution are allocated only to those participants who have directed their investment of their elective contributions to the Unencumbered Company Stock Fund. For the Plan year ended March 31, 2004, the Company made no Supplemental ESOP Matching Contributions.

ESOP Matching Contributions and Non-ESOP Matching Contributions: The Company’s Board of Directors may elect annually to make a discretionary contribution in the form of an ESOP matching contribution (contributions to remain invested in the Company’s stock) or in the form of a non-ESOP matching contribution (contributions to be invested at the direction of the participant). Such contributions are allocated to participants based on the formula established by the Board of Directors. The Board of Directors also determines the percentage of each participant’s elective contributions to be matched as well as the maximum amount to be contributed. A participant must have provided 1,000 hours of service and be employed on the last day of the plan year to be eligible for such contributions. In the event that the elective contributions and ESOP employer contributions used to repay any outstanding ESOP loan are less than that required to meet the minimum loan payment, the Company shall make an ESOP matching contribution sufficient to meet the loan repayment requirement. For the Plan year ended March 31, 2004, the Company made no ESOP Matching Contributions.

Effective April 1, 2001, the Company began making a quarterly Non-ESOP Matching Contribution for each eligible participant equal to the lesser of (i) 25% of a participant’s elective deferral amount up to 4% of a participant’s compensation for the Plan year or (ii) $1,500. This Non-ESOP Matching Contribution is subject to a six-year vesting schedule, as described in Note 1(e), Vesting. The Non-ESOP Matching Contributions for the Plan year ended March 31, 2004 was $843,061.

ESOP Employer Contributions: The Company’s Board of Directors may also elect annually to make a discretionary ESOP Employer Contribution. If the Plan has purchased common stock of the Company with borrowed funds, the Plan may use these contributions to make payments due on any outstanding loans. Such contributions are allocated based on the ratio of each eligible participant’s considered compensation to the total considered compensation of all eligible participants during the plan year and will be allocated to participants who have provided 1,000 hours of service and are employed on the last day of the Plan year. There were no ESOP employer contributions for the Plan year ended March 31, 2004.

Qualified Nonelective Contributions: The Company’s Board of Directors may also elect annually to make qualified nonelective contributions. Such contributions may be allocated to a limited number of nonhighly compensated employees and are only made to eliminate potential discrimination with respect to participant elective contributions or employer matching contributions that would otherwise favor highly compensated employees. The qualified nonelective contributions for the Plan year ended March 31, 2004 amounted to $20,551.

(e)	Vesting

Participants are immediately vested in their contributions, all post-August 1, 1999 employer contributions except ESOP employer contributions, and the earnings thereon. Participants are vested in the Company’s discretionary ESOP employer contributions, pre-August 1, 1999 ESOP employer contributions, and earnings thereon based on years of continuous service, as defined in the Plan, according to the following schedule:

Less than two years of service	0%
Two years but less than three years	20%
Three years but less than four years	40%
Four years but less than five years	60%
Five years but less than six years	80%
Six years or more	100%

In the event of total and permanent disability or death, a participant shall become 100% vested in the participant’s account balance.

(f)	Forfeited Accounts

Nonvested portions of the Company’s discretionary contributions are forfeited as of a participant’s termination date and are used to reduce future Company matching contributions. At March 31, 2004 and March 31, 3003, forfeited, nonvested accounts of $66,539 and $25,832, respectively, were reflected in the accompanying statements of net assets available for benefits.

(g)	Benefits Paid to Participants

Upon retirement, death, disability, or other severance of employment, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in the participant’s account. Effective August 1, 2001, balances in participant accounts are paid in a single lump sum. On December 26, 2003, the Plan was amended to comply with final regulations issued under Code Section 401(a)(9) regarding required minimum distributions.

Balances in a participant’s accounts are distributed in shares of the Company’s stock (with fractional shares paid in cash) or cash as elected by the participant with payment to the participant at their direction.

(h)	Participant Loans

The Plan does not permit participant loans.

(i)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contribution, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(2)     Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(c)	Income Recognition

Interest income is recorded as earned on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments is allocated on a daily basis to participant accounts. Purchases and sales of investments are recorded on a trade date basis.

(d)	Investment Valuation

Investments in mutual funds are stated at fair value, which is based on published market quotations on national exchanges. Investments in common collective trusts are stated at the fair value of the underlying assets determined by the custodian. Money market funds are valued at cost, which approximates fair value. The Company’s common stock as of March 31, 2004 is valued at a unit value determined by the amount of shares of stock and cash held within the unitized stock fund.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Net Appreciation in Fair Value of Investments

Net realized gains (losses) from the sales of investments and the changes in the unrealized appreciation (depreciation) on investments held are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

(g)	Administrative Expenses

Both the Company and participants paid administrative expenses of the Plan for the year ended March 31, 2004.

(3)     Investments

All investment elections are participant-directed funds. The following presents investments that represent 5% or more of the Plan’s net assets as of March 31, 2004 and 2003:

Description of Asset	2004		2003
	Units	Value	Units	Value
PSS World Medical, Inc.
common stock	2,846,926	$29,301,473	3,260,434	$19,653,473
ABN AMRO Growth Fund	423,790	9,336,084	417,922	7,175,714
Veredus Aggressive Growth Fund	446,924	7,450,237	436,068	4,556,904
PIMCO Total Return Fund	674,280	7,376,618	623,973	6,724,145
Janus Mid Cap Value Fund	228,163	4,898,650	--	--
Dreyfus S&P 500 Index	130,865	4,310,607	112,946	2,797,579
ABN AMRO Income Plus Fund	714,240	3,944,682	628,110	3,336,945
Berger Mid Cap Value Fund	--	--	189,702	2,707,043

During the year ended March 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

PSS World Medical, Inc. common stock	$13,203,675
Mutual funds	10,137,261
Common collective trusts	103,102

Net appreciation in fair value
of investments	$23,444,038

(4)     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 21, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan document.

(5)     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become fully vested in their employer contributions.

(6)     Related Party Transactions

At March 31, 2004 and 2003, the Plan owned 2,618,541 and 3,014,626 shares of the Company’s common stock, respectively, which represents approximately 4.0% and 4.4% of the outstanding common stock of the Company, respectively.

The employer contribution receivables at March 31, 2004 and 2003 represent the Qualified Nonelective Contribution of $20,551 and $15,306, respectively.

The other receivables and other liabilities at March 31, 2004 primarily represent pending trades.

Certain Plan investments are shares of funds managed by affiliates of the Trustee; therefore, these transactions qualify as party-in-interest transactions.

(7)     Risk and Uncertainties

The Plan invests in various investment securities including the Company’s common stock, as described in Note 3. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

March 31, 2004

Identity of party involved	Description of investment	Units	Current Value
* PSS World Medical, Inc.	PSS World Medical, Inc. common stock
	2,618,541 underlying shares	2,846,926	$29,301,473
* ABN AMRO Asset Management	ABN AMRO Growth Fund	369,818	8,147,085
	Veredus Aggressive Growth Fund	416,459	6,942,368
	ABN AMRO Income Plus Fund	512,980	2,833,140
Janus Capital Group	Janus Mid Cap Value Fund	186,393	4,001,863
Pacific Investment Management
Company	PIMCO Total Return Fund	306,187	3,349,689
Oppenheimer Funds	Oppenheimer Global Fund	45,738	2,441,470
The Dreyfus Family of Funds	Dreyfus S&P 500 Index	50,601	1,666,797
Alliance Capital Management	Alliance Growth & Income	279,479	980,970
American Funds Service Company	American Europacific Growth Fund	28,891	932,029
Artisan Funds, Inc.	Artisan Mid Cap Fund	27,278	738,683
Ironwood Capital Management, LLC	ICM Isabelle Small Cap Fund	45,677	663,223

* PSS World Medical, Inc.	Moderate Portfolio, 1,976,635 units
	PIMCO Total Return Fund	342,659	3,748,686
	Dreyfus S&P 500 Index	68,691	2,262,686
	ABN AMRO Growth Fund	47,052	1,036,563
	Alliance Growth & Income	292,884	1,028,024
	ABN AMRO Income Plus Fund	174,347	962,901
	Artisan Mid Cap Fund	29,333	794,341
	Janus Mid Cap Value Fund	36,153	776,206
	American Europacific Growth Fund	21,087	680,255
	Oppenheimer Global Fund	9,699	517,718
	Veredus Aggressive Growth Fund	25,574	426,327
	ICM Isabelle Small Cap Fund	26,724	388,029
	ABN AMRO Investor Money Market Fund	29,225	29,225

			12,650,961

* PSS World Medical, Inc.	Moderate Aggressive Portfolio, 154,009 units
	Dreyfus S&P 500 Index	7,371	242,796
	PIMCO Total Return Fund	12,532	137,096
	Alliance Growth & Income	29,147	102,306
	ABN AMRO Growth Fund	4,575	100,782
	Janus Mid Cap Value Fund	3,488	74,882
	Artisan Mid Cap Fund	2,761	74,764
	American Europacific Growth Fund	1,776	57,300
	Oppenheimer Global Fund	1,052	56,164
	ABN AMRO Income Plus Fund	9,220	50,922
	Veredus Aggressive Growth Fund	3,011	50,198
	ICM Isabelle Small Cap Fund	2,577	37,411
	ABN AMRO Investor Money Market Fund	1,460	1,460

			986,081

Identity of party involved	Description of investment	Units	Current Value
* PSS World Medical, Inc.	Aggressive Portfolio, 48,661 units
	Dreyfus S&P 500 Index	3,008	99,002
	Alliance Growth & Income	10,349	36,326
	Janis Mid Cap Value Fund	1,101	23,641
	Artisan Mid Cap Fund	1,203	32,582
	Veredus Aggressive Growth Fund	1,880	31,344
	ABN AMRO Growth Fund	1,351	29,765
	American Europacific Growth Fund	835	26,953
	Oppenheimer Global Fund	434	23,173
	ICM Isabelle Small Cap Fund	1,507	21,882

			324,668

* PSS World Medical, Inc.	Moderate Conservative Portfolio, 36,923 units
	PIMCO Total Return Fund	5,887	64,408
	ABN AMRO Income Plus Fund	10,441	57,665
	Dreyfus S&P 500 Index	809	26,658
	ABN AMRO Growth Fund	839	18,475
	Janus Mid Cap Value Fund	625	13,412
	Artisan Mid Cap Fund	463	12,526
	Alliance Growth & Income	3,441	12,078
	American Europacific Growth Fund	261	8,429
	Oppenheimer Global Fund	117	6,219
	ABN AMRO Investor Money Market Funds	286	286

			220,156

* PSS World Medical, Inc.	Conservative Portfolio, 28,372 units
	PIMCO Total Return Fund	7,015	76,740
	ABN AMRO Income Plus Fund	7,252	40,054
	Dreyfus S&P 500 Index	385	12,668
	Janus Mid Cap Value Fund	403	8,646
	Oppenheimer Global Fund	82	4,352
	ABN AMRO Investor Money Market Fund	4,211	4,211
	ABN AMRO Growth Fund	155	3,414
	Artisan Mid Cap Fund	123	3,343
	Alliance Growth & Income	948	3,329

			156,757

* ABN AMRO Asset Management	Liquidity Fund		791

			$76,338,204

   * Party-in-interest

        See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date:   August 24, 2004

PSS WORLD MEDICAL, INC. SAVINGS PLAN

By: PSS World Medical, Inc., as Plan Administrator

By: /s/ David M. Bronson
David M. Bronson
Executive Vice President and Chief Financial Officer (Duly Authorized Officer and Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit	DESCRIPTION

23	Consent of Independent Registered Public Accounting Firm